Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Annual Report of Dominion Resources, Inc. on Form U5S for the year ended December 31, 2003, filed pursuant to the Public Utility Holding Company Act of 1935, of our reports dated February 26, 2004 (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees in 2003; goodwill and intangible assets in 2002; and derivative contracts and hedging activities in 2001), appearing in the Annual Report on Form 10-K of Dominion Resources, Inc. for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

April 23, 2004

Richmond, Virginia